Exhibit 4.7

THIRD SUPPLEMENTAL INDENTURE TO ADD PARENT GUARANTOR

This Third Supplemental Indenture is entered into as of August 1, 2012 (this “Supplemental Indenture”), by and among Burger King Worldwide, Inc., a Delaware corporation (the “New Guarantor”), the indirect parent company of Burger King Corporation, a Florida corporation (the “Issuer”), and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Trustee under the Indenture referred to below.

W I T N E S S E T H:

WHEREAS, Blue Acquisition Sub, Inc. (“Merger Sub”) and the Trustee have heretofore executed and delivered an Indenture dated as of October 19, 2010, as supplemented by a supplemental Indenture dated as of October 19, 2010, among Merger Sub, the Issuer, Holdings, the Guarantor party thereto and the Trustee and as supplemented by a supplemental Indenture dated as of December 7, 2010 between BK Whopper Bar, LLC and the Trustee (and as may be further supplemented, waived or otherwise modified, the “Indenture”), providing for the issuance of an aggregate principal amount of $800.0 million of 9 7/8% Senior Notes due 2018 of the Issuer (the “Notes”);

WHEREAS, the Indenture provides that in the event that any direct or indirect parent company of the Issuer becomes a guarantor of the Notes, the Indenture shall permit the Issuer to satisfy its obligations under Section 3.11 of the Indenture by furnishing financial information relating to such parent, subject to certain presentation requirements;

WHEREAS, the New Guarantor wishes to enter into this Supplemental Indenture and Guarantee the Issuer’s obligations under the Notes, in order to permit the Issuer’s financial reporting obligations under the Indenture to be satisfied through the reporting of the New Guarantor’s consolidated financial information; and

WHEREAS, pursuant to Section 9.1 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1 Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

ARTICLE II

REPRESENTATIONS; AGREEMENT TO BE BOUND; GUARANTEE

SECTION 2.1 Representations. The New Guarantor represents and warrants to the Trustee as follows:

(i) It is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

(ii) The execution, delivery and performance by it of this Supplemental Indenture have been authorized and approved by all necessary corporate action on its part.

SECTION 2.2 Agreement to be Bound. The New Guarantor hereby becomes a party to the Indenture as a Guarantor, together with Holdings and each Subsidiary Guarantor, and as such shall have all of the rights and be subject to all of the obligations and agreements of a Guarantor under the Indenture. The New Guarantor agrees to be bound by all of the provisions of the Indenture applicable to a Guarantor and to perform all of the obligations and agreements of a Guarantor under the Indenture.

SECTION 2.3 Guarantee. The New Guarantor agrees, on a joint and several basis with all the existing Guarantors, to fully, unconditionally and irrevocably Guarantee to each Holder of the Notes and the Trustee the Guaranteed Obligations pursuant to Article X of the Indenture on a senior unsecured basis.

ARTICLE III

MISCELLANEOUS

SECTION 3.1 Notices. All notices and other communications to the New Guarantor shall be given as provided in the Indenture to the New Guarantor, at its address set forth below, with a copy to the Issuer as provided in the Indenture for notices to the Issuer.

SECTION 3.2 Parties. Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

SECTION 3.3 Governing Law. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

SECTION 3.4 Severability Clause. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

SECTION 3.5 Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture or with respect to the recitals contained herein, all of which recitals are made solely by the other parties hereto.

SECTION 3.6 Counterparts. The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

SECTION 3.7 Headings. The headings of the Articles and the sections in this Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

BURGER KING WORLDWIDE, INC.,
as a Guarantor

By:	/s/ Lisa Giles-Klein
	Name:	Lisa Giles-Klein
	Title:	Assistant Secretary

Attn: Lisa Giles-Klein, Assistant Secretary 5505 Blue Lagoon Drive Miami, FL 33126

Fax:
305-378-7230

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Joseph P. O’Donnell
	Name:	Joseph P. O’Donnell
	Title:	Vice President

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